Airbee Wireless, Inc.
9400 Key West Avenue
Rockville, MD 20850-3322

September 17, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Stephen Krikorian and Morgan Youngwood

Re:	Request for Extension of Time to Respond to Comments on Airbee Wireless, Inc.
Form 10-Q filed on May 20, 2008
Form 10-Q/A filed on March 10, 2008
Form 8-K/A filed on March 10, 2008
File No. 000-50918

Dear Messrs. Krikorian and Youngwood:

Airbee Wireless, Inc. (the “Company”), hereby requests an extension of time until October 15, 2008 to submit its response to the comment letter issued by the staff of the Securities and Exchange Commission dated August 15, 2008.

This extension is necessary because our chief accounting officer resigned on August 14, 2008 (as noted in our Form 8-K Current Report filed on August 19, 2008) and we have not yet filled the position as of the date of this letter. The Company recently engaged the services of an accounting professional to prepare its response and expects to respond to the above-referenced comment letter on or before October 15, 2008.

We appreciate your consideration in this matter.

Sincerely,

/s/ E. Eugene Sharer
E. Eugene Sharer
President